February 26, 2025

Kam Choy Ho
Chief Executive Officer
TMD Energy Ltd
B-10-06, Block B, Plaza Mont Kiara
No. 2, Jalan Kiara, Mont Kiara
50480 Kuala Lumpur
Wilayah Persekutuan, West Malaysia

       Re: TMD Energy Ltd
           Amendment No. 2 to Registration Statement on Form F-1
           Filed February 4, 2025
           File No. 333-283704
Dear Kam Choy Ho:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 29, 2025 letter.

Amendment No. 2 to Registration Statement on Form F-1 Filed February 4, 2025 Management, page 103

1. We note your response to comment 1, however you continue to disclose outstanding equity awards as of June 30, 2024. Please update this disclosure for the most recently completed fiscal year.
Material Income Tax Considerations, page 132

2.     We note your response to comment 2. Please combine the two "Cayman
Islands
       Taxation" subsections (one that begins on page 132 and the other that begins on page
       136) into one subsection that contains consistent disclosure. As previously requested,
 February 26, 2025
Page 2

       also revise to state that the disclosure in the section "Cayman Islands Taxation" is the opinion of counsel, Ogier.
Index to Consolidated Financial Statements, page 152

3. Please have your auditors update their consent for the audits of the consolidated financial statements of TMD Energy Limited for the years ended December 31, 2023 and 2022.
       Please contact Robert Shapiro at 202-551-3273 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services